UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NaaS Technology Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.01 per share

(Title of Class of Securities)

62955X102(1)

(CUSIP Number)

Newlinks Technology Limited

Newlinks Envision Limited

Newlink Center, Area G, Building 7, Huitong Times Square,

No. 1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, People’s Republic of China

Tel: +86 (10) 8551 1066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1)  CUSIP number 62955X102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “NAAS.” Each ADS represents 200 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62955X102	Page	2	of	7	Pages

1	Names of Reporting Persons Newlinks Technology Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,467,547,772 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,467,547,772 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,547,772 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 55.5%. The voting power of the shares beneficially owned represented 80.0% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)            Consists of (a) 183,024,090 Class B ordinary shares of the Issuer directly held by Newlinks Envision Limited (“Envision”), a wholly-owned subsidiary of Newlinks Technology Limited (“Newlink”); (b) 1,033,980,842 Class C ordinary shares of the Issuer directly held by Envision; (c) 37,848,450 Class B ordinary shares of the Issuer directly held by Newlink; and (d) 212,694,390 Class C ordinary shares of the Issuer directly held by Newlink. The voting power of all Class B ordinary shares directly and indirectly held by Newlink is controlled by Zhen Dai and the voting power of Class C ordinary shares directly and indirectly held by Newlink is controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Newlink is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Directors and executive officers of Newlink beneficially owning more than 1% of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5% of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P., and collectively referred to as the “Joy Capital”) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,643,409,243 issued and outstanding ordinary shares (consisting of 1,175,861,471 Class A ordinary shares, 220,872,540 Class B ordinary shares and 1,246,675,232 Class C ordinary shares) of the Issuer as of July 19, 2024 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of July 19, 2024. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No.	62955X102	Page	3	of	7	Pages

1	Names of Reporting Persons Newlinks Envision Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,217,004,932 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,217,004,932 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,217,004,932 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 46.0%. The voting power of the shares beneficially owned represented 66.3% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)            Consists of (a) 183,024,090 Class B ordinary shares of the Issuer held by Envision; and (b) 1,033,980,842 Class C ordinary shares of the Issuer held by Envision. Envision is wholly owned by Newlink. The voting power of all Class B ordinary shares held by Envision is controlled by Zhen Dai and the voting power of Class C ordinary shares held by Envision is controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Envision is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. The registered address of Envision is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,643,409,243 issued and outstanding ordinary shares (consisting of 1,175,861,471 Class A ordinary shares, 220,872,540 Class B ordinary shares and 1,246,675,232 Class C ordinary shares) of the Issuer as of July 19, 2024 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of July 19, 2024. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

Explanatory Note

This Amendment No. 5 to Schedule 13D (the “Amendment No. 5”) is filed by the undersigned to amend the statement on Schedule 13D, filed on June 23, 2022 as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 17, 2023, Amendment No. 2 to Schedule 13D filed with the SEC on October 19, 2023, Amendment No. 3 to Schedule 13D filed with the SEC on November 29, 2023 and Amendment No. 4 to Schedule 13D filed with the SEC on December 21, 2023 (collectively, the “Original Filing”).

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing.

Item 1. Security and Issuer

Item 1 is hereby amended and supplemented by adding the following at the end:

Effective at the open of business on June 13, 2024, the ratio of the ADSs to our Class A ordinary shares has changed from one ADS to 10 Class A ordinary shares to one ADS to 200 Class A ordinary shares.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end:

A Master Loan and Collateral Agreement was entered into on June 19, 2024 by and between Envision and a certain third party (“Lender A”). Under this agreement, Lender A lent to Envision a certain amount of loan, and Envision transferred a total of 100,000 ADSs, representing 20,000,000 Class A ordinary shares of the Issuer, to Lender A as collateral for the loans. Based on the terms of this loan agreement, all voting or other such consensual rights and powers relating to the collateral are transferred to Lender A although Lender A undertakes not to exercise any voting or such consensual rights or powers relating to such collateral.

A Master Loan and Collateral Agreement was entered into on July 18, 2024 by and between Envision and a certain third party (“Lender B”). Under this agreement, Lender B lent to Envision a certain amount of loan, and Envision transferred a total of 300,000 ADSs, representing 60,000,000 Class A ordinary shares of the Issuer, to Lender B as collateral for the loans. Based on the terms of this loan agreement, all voting or other such consensual rights and powers relating to the collateral are transferred to Lender B although Lender B undertakes not to exercise any voting or such consensual rights or powers relating to such collateral. A Tranche #2 Loan Agreement was subsequently entered into on July 19, 2024 by and between Envision and Lender B pursuant to the terms of the aforesaid Master Loan and Collateral Agreement. Under the Tranche #2 Loan Agreement, Lender B lent to Envision a certain amount of loan, and Envision transferred a total of 300,000 ADSs, representing 60,000,000 Class A ordinary shares of the Issuer, to Lender B as collateral for the loan. Based on the terms of the Tranche #2 Loan Agreement, all voting or other such consensual rights and powers relating to such collateral are transferred to Lender B although Lender B undertakes not to exercise any voting or such consensual rights or powers relating to such collateral.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,643,409,243 issued and outstanding ordinary shares (consisting of 1,175,861,471 Class A ordinary shares, 220,872,540 Class B ordinary shares and 1,246,675,232 Class C ordinary shares) of the Issuer as of July 19, 2024 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of July 19, 2024. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

(c): Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

A Master Loan and Collateral Agreement was entered into on June 19, 2024 by and between Envision and Lender A. A Master Loan and Collateral Agreement was entered into on July 18, 2024 by and between Envision and Lender B. A Tranche #2 Loan Agreement was entered into on July 19, 2024 by and between Envision and Lender B.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or, to the best of their knowledge, any of the persons named in Schedule A hereto, and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024

Newlinks Technology Limited

By:	/s/ Zhen Dai
Name: Zhen Dai
Title: Director

Newlinks Envision Limited

By:	/s/ Zhen Dai
Name: Zhen Dai
Title: Director

SCHEDULE A

Directors and Executive Officers of Newlink

The names of the directors and the names and titles of the executive officers of Newlink and their principal occupations are set forth below. The business address of the directors and executive officers is Newlink Center, Area G, Building 7, Huitong Times Square,No. 1, Yaojiayuan South Road, Chaoyang District, Beijing.

Name	Position with Newlink	Present Principal Occupation	Citizenship
Directors:
DAI Zhen	Director	*	People’s Republic of China
WANG Yang	Director	*	People’s Republic of China
SUN Weilin	Director	*	People’s Republic of China
WANG Chunxiang	Director	*	People’s Republic of China
CHEN Zhongjue	Director	Employee of Bain Capital	Hong Kong
LIU Erhai	Director	Employee of Joy Capital	People’s Republic of China
ZHANG Hao	Director	Employee of CMB International Securities Limited	People’s Republic of China
SHEN Yuanjiang	Director	Employee of China International Capital Corporation	People’s Republic of China
YU Jiang	Director	Employee of China Merchants Capital	Canada
Executive Officers:
DAI Zhen	Chief Executive Officer	*	People’s Republic of China

*The principal occupation is the same as his/her position with Newlink.

Directors and Executive Officers of Envision

The names of the directors and the names and titles of the executive officers of Envision and their principal occupations are set forth below. The business address of the directors and executive officers is Newlink Center, Area G, Building 7, Huitong Times Square,No. 1, Yaojiayuan South Road, Chaoyang District, Beijing.

Name	Position with Envision	Present Principal Occupation	Citizenship
Directors:
DAI Zhen	Director	*	People’s Republic of China
Executive Officers:
DAI Zhen	Chief Executive Officer	*	People’s Republic of China

*The principal occupation is the same as his/her position with Envision.